February 28, 2014

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	New Jersey Resources Corporation

Form 10-K for Fiscal Year Ended September 30, 2013

Filed November 26, 2013

File No. 1-8359

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the Staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 18, 2014 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s paragraph numbering and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

Form 10-K for Fiscal Year Ended September 30, 2013

Item 8. Financial Statements and Supplementary Data, page 61

Consolidated Statements of Operations, page 64

1.	We note disclosure throughout your filing that you generate revenue from products as well as services in your non-regulated businesses. Please quantify, on an absolute dollar basis, the revenue generated from both your products and services provided within your non-regulated businesses. Additionally, tell us what consideration you gave to separately disclosing revenues and cost of revenues by products and services pursuant to Rules 5-03(b)(1) and (2) of Regulation S-X for your non-regulated businesses.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the table below provides our non-regulated revenues, by class, in accordance with Rule 5-03(b)(1) of Regulation

[1]	The Company is a New Jersey corporation.

U.S. Securities and Exchange Commission

February 28, 2014

S-X, net of intercompany amounts eliminated in consolidation. Our non-regulated revenues are generated primarily from product sales, the largest component, of which, are sales of natural gas through our wholesale energy services subsidiary. In addition, other non-regulated revenues consist of sales from services we provide, and rental income. During the past three fiscal years, revenues from services comprised less than 1.3 percent of total operating revenue and our rental income comprised less than .2 percent of total operating revenues. As allowed by Rule 5-03(b) of Regulation S-X, when these amounts represent 10 percent or less of total operating revenues, we elect to combine them with our product sales and present all non-regulated revenues within the Operating revenues Nonutility line item in our Consolidated Statements of Operations. Related cost of revenues are presented in Operating expenses within Gas Purchases Nonutility and Operation and maintenance. We believe the amounts in operation and maintenance are not material to investors.

For further illustration, in the table below we also provide the percentage of each class of non-regulated revenue to total non-regulated revenues reported in our Form 10-K.

	2013		2012		2011
	Non-regulated revenue	% to Total Non- regulated revenue	Non- regulated revenue	% to Total Non- regulated revenue	Non- regulated revenue	% to Total Non- regulated revenue
Non-regulated product revenue
Energy Sales:
Natural gas	$2,351,084		$1,577,851		$1,997,007
Electricity	1,388		728		117
Sales of solar renewable energy certificates	9,506		1,137		733
Appliance/HVAC equipment sales	17,183		11,625		10,943

Sub-total product revenue	$2,379,161	98.7	$1,591,341	98.1	$2,008,800	98.6

Non-regulated service revenue
Appliance/HVAC service contracts	$27,871	1.2	$27,271	1.7	$25,572	1.3

Rental income	$3,049	0.1	$2,598	0.2	$3,113	0.1

Total non-regulated operating revenues	$2,410,081		$1,621,210		$2,037,485

Total operating revenues	$3,198,068		$2,248,923		$3,009,209

We continue to monitor the components of our revenues and cost of sales and will include additional disclosure, as required by Rule 5-03 of Regulation S-X, when the 10% threshold is met.

U.S. Securities and Exchange Commission

February 28, 2014

Notes to the Financial Statements, page 70

General

2.	We note that you recognize revenue on the sale of solar renewable energy certificates (SREC) upon delivery. Please tell us more about your accounting for production costs related to the SRECs you sell. We may have further comments after reviewing your response.

Response:

We acknowledge the Staff’s comment. Solar Renewable Energy Certificates (SRECs) are the renewable attribute associated with the generation of 1 megawatt hour of solar electricity. Our SRECs are sold to counterparties under a negotiated contract, and are not bundled with other products such as electricity. Many of our contracts require monthly delivery of SRECs.

All of our solar installations are photovoltaic solar panel arrays. The photovoltaic panels convert solar energy into electricity. Since the technology uses solar energy as its “input” fuel and does not have any moving parts, there are no production costs associated with the generation of an SREC. Solar panel arrays involve minimal maintenance costs. For the year-ended 2013, Clean Energy Ventures incurred approximately $600,000 of maintenance costs for its entire solar fleet. We expense maintenance costs as incurred and include such costs in the Operation and maintenance line item in our Consolidated Statements of Operations.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Executive Vice President & Chief Financial Officer